GrabAGun Digital Holdings Inc.

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

VIA EDGAR

May 30, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Scott Stringer Suying Li Cara Wirth Dietrich King

Re:	GrabAGun Digital Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed April 29, 2025
File No. 333-286021

Ladies and Gentlemen:

GrabAGun Digital Holdings Inc. (“Pubco”) and Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”, and together with Pubco, the “Co-Registrants” or “we”, “our” or “us”), hereby submit the Co-Registrants’ responses to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated May 23, 2025, regarding the Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) submitted to the Commission on April 29, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Co-Registrants’ response. In response to the Staff’s comments, the Co-Registrants are filing via Edgar a revised draft registration statement (the “Amended Registration Statement”) simultaneously with the submission of this response letter. Capitalized terms used but not defined in this correspondence have the meanings set forth in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed April 29, 2025

Unaudited Pro Forma Condensed Combined Financial Information, page 72

1.	We note that your response to prior comment 9 indicates future transaction costs for GrabAGun are reflected on the pro forma balance sheet in adjustment (F). Please tell us whether such transaction costs have been given pro forma effect in the income statement. If not, tell us why not.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that GrabAGun’s future transaction costs have not been given pro forma effect in the income statement. GrabAGun, identified as the target company and accounting acquirer, is merging with Colombier, a public shell corporation with nominal net assets that does not meet the definition of a business under ASC 805. Consequently, the transaction is accounted for as a reverse recapitalization, which is considered equivalent to the issuance of stock by the target company in exchange for the net monetary assets of the public shell corporation, accompanied by a recapitalization. Accordingly, GrabAGun’s direct and incremental transaction costs related to the transaction that would not otherwise have been incurred are treated as a reduction of the net proceeds and as an adjustment to the combined company’s additional paid-in capital rather than expensed as incurred. This treatment is similar to the treatment described in SEC Staff Accounting Bulletin Topic 5.A. Therefore, the Co-Registrants have not made an adjustment for GrabAGun’s direct and incremental transaction costs in the Unaudited Pro Forma Condensed Combined Statement of Operations. However, the Co-Registrants have amended pro forma adjustment (F) on page 77 of the Amended Registration Statement to provide further clarity.

Background of the Business Combination, page 104

2.	We note your amended disclosure in response to prior comment 12, including that Colombier made "certain observations about potential growth opportunities for GrabAGun, informed by Colombier management’s experience evaluating eCommerce and other companies." Please revise to describe the specific observations about potential growth opportunities and elaborate on the specific management experience that informed such observations.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 108 of the Amended Registration Statement to address the Staff’s comment.

3.	We note your amended disclosure in response to prior comment 13. Please revise to identify the certain members of the Colombier Board with industry experience or familiarity and provide a high-level description of such knowledge.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 109 of the Amended Registration Statement to address the Staff’s comment.

4.	We note your amended disclosure in response to prior comment 14. Please revise to identify the subject matter of the material discussions and negotiation of terms that occurred between December 3, 2024 and December 8, 2024, resulting in extensions of the exclusivity term of the LOI.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 110 of the Amended Registration Statement to address the Staff’s comment.

Colombier Board's Reasons for the Approval of the Business Combination, page 109

5.	We note your revised disclosure in response to prior comment 15 that that the Colombier board determined that the Mergers and all of the transactions contemplated by the Merger Agreement are fair, advisable and in the best interests of Colombier. Please clarify, if true, that the Colombier board did not determine that the consideration was fair to shareholders and the transactions were advisable and in the best interests of Colombier's security holders. Please add a Question and Answer that addresses the same topic.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 111 of the Amended Registration Statement to address the Staff’s comment. Further, a Question and Answer that addresses the same topic has been added to page xx of the Amended Registration Statement to address the Staff’s comment.

Colombier Financial Analysis, page 113

6.	We note your response and amended disclosure to prior comment 17, including that after the Colombier board was made aware of the audited annual financial statements of GrabAGub for the fiscal years ended December 31, 2024 and 2023, the Colombier Board determined not to change its recommendation that shareholders approve the business combination. Please revise to update your disclosure to state the same.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 118 of the Amended Registration Statement to address the Staff’s comment.

Guideline Company Analyses

Guideline Company Selection, page 114

7.	We note your amended disclosure in response to prior comment 18, including that Colombier management chose the companies that they did because "there were fewer such companies with eCommerce business models bearing similarities to GrabAGun Business about which Colombier management could find credible reports and analyses through publicly-available sources." Please revise to name the "fewer such companies" considered and include the reason that they were not included in the analysis.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 117 of the Amended Registration Statement to address the Staff’s comment.

Firearms Manufacturers and Distributors, page 193

8.	We note your response and amended disclosure in response to prior comment 27, including that you do not have any material contracts with any firearms manufacturers or distributors and that GrabAGun does not provide any payment or other compensation to distributors for priority fulfillment. Accordingly, where you reference your "strong relationships," that top manufacturers provide "the latest firearms and best ammunition deals," or that distributors "provide priority fulfilment" please revise here and elsewhere as appropriate that these statements reflect management's beliefs.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 192 and 196 of the Amended Registration Statement to address the Staff’s comment.

Our Customer Base, page 193

9.	We note your amended disclosure in response to prior comment 28. In this regard, we note your revised disclosure that highlights various laws and regulations governing the sale and purchase of firearms, which restricts certain categories of individuals from purchasing firearms. Please revise your disclosure in the Our Customer Base section to explain how you comply with such regulation, for example, whether you restrict certain individuals from accessing your website, the role of the FFL holders, if any, or otherwise.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 195 of the Amended Registration Statement to address the Staff’s comment.

Inventory Management and Facilities, page 194

10.	We note your amended disclosure in response to prior comment 30. To the extent material, please identify the manufacturers and disclose the types of products that cannot be drop-shipped.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 196 of the Amended Registration Statement to address the Staff’s comment.

Competition, page 197

11.	We note you rely on a network of FFL holders to facilitate the final transfer of firearms to your customers. Please clarify here whether the core business of such FFL holders is competitive with your business and address your experience with any such competition to date. In this regard, we note risk factor disclosure on page 57 indicating actual experience with some FFL holders perceiving your business to be competitive with theirs.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on pages 57 and 199 of the Amended Registration Statement to address the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of GrabAGun

Results of Operations, page 204

12.	We note your response to prior comment 33. Your disclosure indicates the decrease in revenues, specifically non-firearms sales, "..was primarily driven by a 33% reduction in sales volume of non-firearm products, partially offset by a 20% increase in average sales prices." The gross profit discussion was similarly revised to indicate "the decrease was primarily driven by a 33% reduction in the sales volume of nonfirearm products and a 21% increase in average product costs for the nonfirearm category." For gross profits purposes it appears that the increase to revenues from the 20% increase in average sales would be offset by the 21% increase in average product costs, neutralizing the impact to gross profit. If true, please explain your consideration to include such factor as attributing to the change in gross profit.

Response:

The Co-Registrants respectfully acknowledge the Staff’s comment and advise the Staff that the Co-Registrants have amended the disclosure on page 208 of the Amended Registration Statement to address the Staff’s comment.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact Colombier’s our legal counsel, Meredith Laitner, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300 or GrabAGun’s legal counsel, Spencer Feldman, Esq., of Olshan Frome Wolosky LLP, at (212) 451-2234.

Sincerely,

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer

By:	/s/ Marc Nemati
Name:	Marc Nemati
Title:	Chief Executive Officer Metroplex Trading Company LLC

cc:	Meredith Laitner, Ellenoff Grossman & Schole LLP Spencer Feldman, Olshan Frome Wolosky LLP

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